1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2005

___________________

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11,Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

___________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                    .)

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for the results of the 2ND quarter, 2005 as follows:

1. Agenda

     · Results of the second quarter, 2005

     · Q&A Session

2. Date and Time
July 25, 2005, 10:00 ~ 12:00

3. Place
Conference Room, 32 Floor, SK Telecom

4. Participants
Analysts and Institutional Investors

5. Dial-in Information

     - Calling from Korea: 1566-2255 (or 031-810-3000)

     - Calling from Other Countries: 82-31-810-3000 (or 82-2-6677-2255)

     - Passcode : 0102

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: July 22, 2005

3